ALPINE INCOME TRUST

AMENDMENT NO. 1

FUND ADMINISTRATION SERVICING AGREEMENT

THIS AMENDMENT dated as of November 1, 2004 to the Fund Administration Servicing Agreement dated as of the 22nd day of September, 2003 (the "Agreement"), by and between Alpine Income Trust, a business trust organized under the laws of the State of Delaware (the "Trust") and U.S. Bancorp Fund Services, LLC (USBFS), a Wisconsin limited liability company shall amend the Agreement as follows:

Section 3.    Compensation

USBFS shall be compensated for providing the services set forth in the Agreement in accordance with the fee schedule set forth on Exhibit B hereto (as amended from time to time). The Trust shall pay all fees and reimbursable expenses within thirty (30) calendar days following receipt of the billing notice, except for any fee or expense subject to a good faith dispute. The Trust shall notify USBFS in writing within thirty (30) calendar days following receipt of each invoice if the Trust is disputing any amounts in good faith. The Trust shall settle such disputed amounts within ten (10) calendar days of the day on which the parties agree to the amount to be paid. With the exception of any fee or expense the Trust is disputing in good faith as set forth above, unpaid invoices shall accrue a finance charge of one and one-half percent (1%%) per month, after the due date. Notwithstanding anything to the contrary, amounts owed by the Trust to USBFS shall only be paid out of the assets and property of the particular Fund involved.

Section 6.    Term of Agreement

A.	This Amendment shall be effective on the date of this amendment and shall continue for a period of three (3) years fiom the date hereof (the "Initial Term").

B.	The Agreement may be terminated by either party upon giving sixty (60) days prior written notice to the other party or such shorter period as is mutually agreed upon by the parties.

C.
Upon the expiration of the Initial Term, the Agreement shall automatically renew for successive terms of one (1) year ("Renewal Terms") each, unless the Trust or USBFS provides written notice to the other of its intent not to renew. Such notice must be received not less than sixty (60) days prior to the expiration of the Initial Term or the then current Renewal Term.

1 of 3

D.
In the event the Trust gives notice of termination, all reasonable expenses associated with movement (or duplication) of records and materials and conversion thereof to a successor fund administrator or other service provider, and all trailing expenses incurred by USBFS, will be borne by the Trust.

Section 9.    Duties in the Event of Termination

A.
In the event that a successor to any of USBFS's duties or responsibilities hereunder is designated by the Trust by written notice to USBFS, USBFS will promptly, upon such termination and at the expense of the Trust transfer to such successor all relevant books, records, correspondence and other data established or maintained by USBFS under the Agreement in a form reasonably acceptable to the Trust (if such form differs from the form in which USBFS has maintained the same, the Trust shall pay any expenses associated with transferring the same to such form), and will cooperate in the transfer of such duties and responsibilities, including provision for assistance from USBFS's personnel in the establishment of books, records and other data by such successor.

B.
Early Termination. If the Trust replaces USBFS as service provider for the Trust for any reason other than upon the expiration of the Initial Term or any successive twelve-month term, or if a third party is added to perform all or part of the Services provided by USBFS under this Agreement, then the Trust shall pay to USBFS liquidated damages. If the termination occurs in year one (1) of the Initial Term, liquidated damages will be paid to USBFS in an amount equal to two basis points (0.02%) of the average net assets for the Trust during the 365 days preceding the date notice of conversion or termination of services was provided. If the Trust terminates the USBFS services in year two (2) of the Initial Term, the Trust shall pay USBFS one basis point (0.01%) of the average net assets for the Trust during the 365 days preceding notice of conversion or termination of services. If conversion or termination shall occur in the final year of the Initial Term, the Trust shall provide 120-day notice to USBFS, superseding the Trust's notice requirement in Section 6(B).

C.
The liquidated damages provision shall also apply in the event a change of control with respect to the Fund occurs, the Trust is merged into another legal entity in part or in whole pursuant to any form of business reorganization, or is liquidated in part or in whole prior to the expiration of the Initial Term of this Amendment, and USBFS is not retained as service provider. The parties acknowledge and agree that, in the event USBFS ceases to be retained as set forth above, (i) determination of actual damages incurred by USBFS would be extremely difficult, (ii) the liquidated damages provision contained herein is intended to adequately compensate USBFS for damages incurred and is not intended to constitute any form of penalty and (iii) the liquidated damages are reasonable and proportionate to the probable loss suffered by USBFS.  Any such payment shall be due and payable on or before the day the Agreement terminates, a third party is added, or Trust is merged or liquidated, as applicable.

2 of 3

D.
If USBFS materially breaches this Agreement due to USBFS's willful misfeasance, gross negligence or reckless disregard of its duties and obligations hereunder the Trust may give written notice thereof to USBFS, and if such material breach shall not have been remedied to the reasonable satisfaction of the Trust within thirty (30) days after such written notice is given, then the Trust may terminate the Agreement without paying liquidated damages.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by a duly authorized officer on one or more counterparts as of the day and year first written above.

ALPINE INCOME TRUST	U.S. BANCORP FUND SERVICES, LLC

By: /s/ Samuel A. Lieber	By: /s/ Joe D. Redwine
Joe D. Rewine
President

3 of 3